AB 3/28

*AB 3/5

[redacted]

12011808

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
125

SEC FILE NUMBER
8-68739

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Bayridge Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

600 Montgomery Street 6th Floor
(No. and street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doris Beegen **415-248-2200**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 Mission Street	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Clh 3/15

OATH OR AFFIRMATION

I, Doris Beegen, affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Bayridge Securities, LLC as of and for the year ended December 31, 2011, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

State of California
County of SAN FRANCISCO
Subscribed and sworn to (or affirmed) before me on this 27 day of FEB, 2012
by DORIS BEEGEN,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature C. Chao (Seal)

C. CHAO
Commission # 1802083
Notary Public - California
San Francisco County
My Comm. Expires Jun 17, 2012

Signature [signature]

Date February 27, 2012

Title Chief Financial Officer

Signature C. Chao
Notary Public

Deloitte.

Bayridge Securities, LLC

(SEC. I.D. NO. 8-68739)

Statement of Financial Condition
as of December 31, 2011, and Independent Auditors'
Report and Supplemental Report on Internal Control

Bayridge Securities, LLC

(SEC. I.D. NO. 8-68739)

Statement of Financial Condition
as of December 31, 2011 and Independent Auditors'
Report and Supplemental Report on Internal Control

PUBLIC DOCUMENT

(Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934)

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members of Bayridge Securities, LLC:

We have audited the accompanying statement of financial condition of Bayridge Securities, LLC (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Bayridge Securities, LLC at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2012

BAYRIDGE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

CASH AND CASH EQUIVALENTS	$ 486,707
RECEIVABLE FROM CLEARING BROKER	1,000,000
RECEIVABLES FROM OTHER BROKERS OR DEALERS	76,684
OTHER ASSETS	7,855
TOTAL	$ 1,571,246

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accrued compensation and benefits	$ 3,991
Payables to affiliates	94,091
Accounts payable and other accrued expenses	65,838
Total liabilities	163,920
MEMBERS' EQUITY	1,407,326
TOTAL	$ 1,571,246

See notes to statement of financial condition.

1. NATURE OF BUSINESS

Bayridge Securities, LLC (the "Company") is a wholly owned subsidiary of Condor Trading, LP (the "Parent"). The Company was formed in October 2010, but did not commence operations until 2011. The Company received approval to operate and conduct business as a broker dealer in September 2011, and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of providing option floor brokerage services to other Brokers or Dealers. The Company receives and executes option trades on the NYSE Amex Options floor on behalf of its broker dealer clients on an agency only basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Statement of Financial Condition is expressed in United States dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Management has evaluated subsequent events through the date the Statement of Financial Condition was available to be issued.

Use of Estimates — The preparation of the Company's Statement of Financial Condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition. Actual amounts could differ from those estimates and these differences could be material.

Cash and Cash Equivalents — The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Income Taxes — As a limited liability company that is treated as a partnership for income tax purposes, the Company is not directly liable for income taxes.

3. FAIR VALUE OF ASSETS AND LIABILITIES

Assets and Liabilities Recorded at Fair Value — The Company's assets and liabilities are recorded at fair value.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first twelve months after commencing business as a broker-dealer. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Rule also requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates.

At December 31, 2011, the Company's net capital was $1,367,546, which was $1,267,546 in excess of its minimum requirement of $100,000, pursuant to the requirements of the Rule. The Company's net capital ratio was 0.12 to 1.

5. RECEIVABLE FROM AND DEPOSIT WITH CLEARING BROKER

Receivable from the Company's clearing broker, Goldman Sachs Execution and Clearing L.P., ("Clearing Broker"), is pursuant to the clearance agreement in effect. At December 31, 2011, the Company's receivable from its Clearing Broker is $1,000,000, and is entirely maintained as clearing deposit.

6. RECEIVABLES FROM OTHER BROKERS OR DEALERS

Receivables from other brokers or dealers are stated net of allowance for doubtful accounts of $10,549 at December 31, 2011. Receivables from other brokers or dealers consist primarily of commissions owed to the Company from option trading transactions done on behalf of the Company's customers.

7. FINANCIAL INSTRUMENTS SUBJECT TO OFF-BALANCE SHEET RISK, CREDIT RISK, OR MARKET RISK

The Company is exposed to credit risk from other brokers, dealers, and financial institutions with which it transacts business, in the event, that, and to the extent that, such counterparties do not fulfill their obligations.

8. CONCENTRATION OF CREDIT RISK

The majority of the Company's cash and cash equivalents are held at a single financial institution in both money market and non-interest bearing accounts. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company also maintains a balance with its Clearing Broker as disclosed in Note 5. The Company's management does not believe the credit risk associated with its cash and cash equivalents and receivable from Clearing Broker is significant due to the financial stability of such financial institutions.

9. RELATED-PARTY TRANSACTIONS

In 2011, the Company entered into an expense sharing and personnel allocation agreement (the "Agreement") with the Parent and its affiliated broker dealer, BTIG, LLC ("BTIG"). From time to time, the Parent or BTIG purchases fixed assets, pays operating expenses or allocates personnel costs to the Company. Included in liabilities are approximately $94,000 of payables to affiliates for such amounts at December 31, 2011

10. COMMITMENTS AND CONTINGENT LIABILITIES

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. As of December 31, 2011, there were no unasserted claims or assessments that management is aware of or that legal counsel has advised are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Company's financial condition, results of operations, or cash flows.

* * * * * *

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 27, 2012

Bayridge Securities, LLC
San Francisco, California

In planning and performing our audit of the financial statements of Bayridge Securities, LLC (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 27, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu